ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

4 July 2002

BY EXPRESS MAIL

SUPPL

02042593

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Roly International Holdings Ltd.
- Joint venture with e-commerce Logistics Limited to provide third-party logistics services in China

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 3 July 2002.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

02 JUL 15 AM 12:25

Brenda Cheung
Company Secretary

Encl.

dlw 7/15

22/F. - 24/F., CITY LANDMARK I, 68 CHUNG ON STREET, TSUEN WAN, HONG KONG.
TEL.: 852-2941 8888 FAX: 852-2739 8010

ROLY INTERNATIONAL HOLDINGS LTD

Joint venture with e-commerce Logistics Limited to provide third-party logistics services in China

The directors of Roly International Holdings Ltd. ("Roly") wish to announce that a subscription and shareholders agreement ("Agreement") has been entered into by and among e-Logistics (China) Limited ("JV Company"), Online Ventures Holdings, Inc. ("OVH") and e-commerce Logistics Limited ("ECL") pursuant to which OVH and ECL have subscribed for 4,442 shares and 5,556 shares, respectively, of the JV Company for cash at par.

The JV Company is a limited liability company incorporated in Hong Kong. It has an authorised share capital of HK$10,000 consisting of 10,000 shares of HK$1 each of which its two issued shares were beneficially owned by OVH. Immediately after the closing of the Agreement, OVH and ECL will hold 4,444 shares (44.44%) and 5,556 shares (55.56%) in the JV Company.

OVH, a company incorporated in the British Virgin Islands, is a wholly owned subsidiary of Roly principally engaged in investment holding. ECL, a company incorporated in Hong Kong, is a Greater China focused third-party electronics logistics services provider that provides technology-enabled warehousing, order management, transportation, real-time inventory control, returns handling and customer care services.

OVH and ECL are desirous of using the JV Company's subsidiary, Guangzhou e-commerce Logistics Limited ("GEL"), to provide third-party logistics (including electronics logistics) services and supply chain management services in respect of third-party logistics (including electronics logistics) services in China (but not including Hong Kong, Macau and Taiwan) targeting foreign and local corporations and manufacturers in China.

GEL is a Sino Foreign Equity Joint Venture in Guangzhou, China, having 90% of its equity interest owned by the JV Company and 10% of its equity interest owned by Guangzhou Vigor Trading Co. Ltd., a 73%-owned subsidiary of Roly. According to the constitutional documents of GEL, the total investment from GEL's shareholders and its registered capital shall be US$280,000 and US$200,000 respectively. The registered capital has been fully paid by the shareholders.

It is intended that Midway Enterprises (Guang Zhou) Ltd., a subsidiary of Roly mainly engaged in distribution of apparel, toys and other consumer products in China, will outsource its logistics management functions to GEL for efficiency and cost savings.

The board of the JV Company comprises three directors nominated by ECL, namely Simon HSU Nai Cheng, Paul MIAO Feng Chuan, LU Wing Chi and three other directors nominated by OVH, namely WANG Lu Yen, LIN Jui Hsien, Jacob and WONG Hing Lin, Dennis.

The directors of Roly expect that the transactions as contemplated in the Agreement will have no material impact on the net tangible assets or earnings per share of Roly for the financial year ending 30 April 2003.

Currently, OVH and WANG Lu Yen hold 9.50% and 7.03% equity interest, respectively, in an investment holding company, i24 Hours Holding Limited, a company incorporated in the British Virgin Islands, which in turn holds a 65.01% equity interest in ECL. WANG Lu Yen, a director and substantial shareholder of Roly, is also a director of ECL.

Save as disclosed above, the substantial shareholders and directors of Roly do not have any interest in the above transactions.

Submitted by KHOO Kim Cheng, director and chief financial officer on 03/07/2002 to the SGX